

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2014

<u>Via Email</u>
Marc A. Stapley
Senior Vice President and
 Chief Financial Officer
Illumina, Inc.
5200 Illumina Way
San Diego, California 92122

      Re: Illumina, Inc.
              Form 10-K for the Fiscal Year Ended December 29, 2013
              Filed February 18, 2014
              File No. 001-35406

Dear Mr. Stapley:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Martin James

                        Martin James
                        Senior Assistant Chief Accountant